

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2011

Johnnie D. Johnson
Chief Executive Officer and Chief Financial Officer
Competitive Technologies, Inc.
777 Commerce Drive
Fairfield, CT 06825

> **Re: Competitive Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2010**
> **Form 10-Q for the Quarterly Period Ended October 31, 2010**
> **Form 8-Ks Filed on September 13, 2010 and December 15, 2010**
> **File No. 001-08696**

Dear Mr. Johnson:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 31, 2010

General

1.   We note from your Form 8-K filed February 26, 2009, that you have granted Life Epistéme srl the right to exclusive distribution of your Calmare pain therapy medical device in several countries throughout the Middle East and Africa, regions generally understood to include Iran, Syria, and Sudan. We also note from your Form 8-K filed July 30, 2009, that you previously granted Innovative Medical Therapies, Inc. the right of first refusal relating to the distribution of your device in Cuba. Further, we are aware of news reports stating that Life Epistéme srl signed a contract in October 2010 to distribute your device in several countries in the Middle East, including Syria.

Cuba, Iran, Sudan, and Syria are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with the referenced countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, if any, whether through subsidiaries, joint ventures, distributors, or other direct or indirect arrangements. Your response should describe any products, components, equipment, technology, software, services, information, and support that you have provided into Cuba, Iran, Sudan, and Syria, directly or indirectly, the nature and extent of your direct or indirect marketing or selling efforts in those countries, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

2.   Please tell us whether, to the best of your knowledge, understanding, and belief, any of the products, components, equipment, or technology you have provided, directly or indirectly, into Cuba, Iran, Sudan, or Syria, including your Calmare pain therapy medical device, are controlled items included in the Department of Commerce's Commerce Control List.

3.   Please discuss the materiality of your business activities in, and other contacts with, Cuba, Iran, Sudan, and Syria, described in response to the foregoing comments, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, or Syria.

Cover Page

4.   We note that you have checked the box indicating that you are a well-known seasoned issuer. In your response letter, please advise us how you meet the definition set forth in Securities Act Rule 405.

5.   We note that you have checked "No" to the question relating to Interactive Data File compliance. A company should not start checking the cover page box relating to Interactive Data File compliance until it is required to submit those files. Refer to

Question 105.04 of Corporation Finance's Compliance and Disclosure Interpretations of Exchange Act Forms.

Item 1. Business, page 4

6.   Please tell us how you considered including a more detailed discussion of material patents, trademarks, licenses, concessions, royalty agreements or labor contracts, including duration. See Item 101(h)(4)(vii) of Regulation S-K. In your response letter, describe any material license or other rights you hold to patent and other intellectual property protection relating to the pain therapy medical device that generated the bulk of your revenues during the most recently completed year. Please ensure that your response to this comment addresses the duration of each such material patent.

7.   Given that Life Epistéme SRL accounted for approximately 69% of your revenue in fiscal 2010, please tell us how you considered including a description of the material terms of your distribution agreement. See Item 101(h)(4)(vi) of Regulation S-K.

Item 4. Submission of Matters to a Vote of Security Holders, page 16

8.   On page 16, you state that your shareholders elected your directors at your annual meeting on April 19, 2010. It does not appear that you filed an Item 5.07 Form 8-K. Please advise. If, as it appears, this report was required but was not filed, tell us the basis for indicating on the cover page of the Form 10-K that you filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve months.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 19

Financial Condition and Liquidity, page 22

9.   Ensure that your statements on page 22 and 24 that you believe the combination of your cash on hand and revenue from executing your strategy will be sufficient to meet our obligations of current and anticipated operating cash requirements beyond the third quarter fiscal 2011 are balanced with a discussion of the substantial doubt that exists about your ability to continue as a going concern. In this regard, we note your disclosures elsewhere in the filing that you may not have sufficient cash flow to fund operating expenses beyond the third quarter fiscal 2011 and the going concern explanatory paragraph included in the report from your independent registered public accounting firm. Refer to Section IV of SEC Release 33-8350.

Item 8. Financial Statements and Supplementary Data, page 27

Notes to Consolidated Financial Statements, page 33

Revenue Recognition, page 35

10.   You indicate that you recognize revenue from sales of Calmare pain therapy medical
        device as shipped to your customers. Further explain your revenue recognition policy for
        these products. Tell us how you determine that each of the criteria for recognition have
        been met. Refer to ASC 605-10-S99. Identify how you determine whether to report
        revenue on a gross or net basis and what indicators you consider in your basis for
        accounting. Refer to ASC 605-45. Also indicate what consideration you gave to
        including expanded disclosure describing your related revenue recognition policy.

Concentration of Revenue Recognition, page 35

11.   We note that 69% of 2010 revenue was derived from one customer, Life Epistéme SRL,
        located in Italy. Explain each of the factors you considered in determining that this
        amount met the collectability criterion for revenue recognition purposes and how you
        assessed the collectability of the related receivable. Address the consideration given to
        this being a new business model and the risks associated with the foreign location of this
        customer. Tell us whether any amounts have been collected. Refer to ASC 605-10-S99,
        605-10-25, and 310-10-35.

Note 6. Receivables, page 43

12.   Explain the nature of the receivable related to royalties and how it was recorded in your
        financial statements. Also tell us how you assess the recoverability of this amount and
        whether any amounts have been collected.

Item 9A(T). Controls and Procedures, page 53

Evaluation of Disclosure Controls and Procedures, page 53

13.   In the second paragraph of this section, you state that in evaluating the design and
        operation of your disclosure controls and procedures, you used the criteria set forth by the
        Committee of Sponsoring Organizations of the Treadway Commission (COSO) in
        Internal Control — Integrated Framework. The criteria set forth by COSO addresses
        internal control over financial reporting. Please explain.

Management's Report on Internal Control Over Financial Reporting, page 53

14. You do not appear to have included a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting. See Item 308(a)(2) of Regulation S-K. Please confirm if, as it appears, you inadvertently included this disclosure in the discussion of your evaluation of disclosure controls and procedures.

Item 10. Directors and Executive Officers of the Registrant, page 54

General Information — Board of Directors, page 55

15. Your disclosure at the bottom of page 55 and the top of page 56 appears to be provided pursuant to Item 401(e)(1) of Regulation S-K. Please note that the disclosure of each director or nominee's experience, qualifications, attributes or skills must be provided on an individual basis. For each person, a company must disclose why the person's particular and specific experience, qualifications, attributes or skills led the board to conclude that such person should serve as a director of the company, in light of the company's business and structure, at the time that a filing containing the disclosure is made. For guidance, refer to Question 116.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Regulation S-K. Please revise future filings to provide this disclosure on an individual basis.

Executive Officers, page 56

16. Please provide us with analysis supporting your decision to provide biographical information for only one executive officer. See Item 401(b) of Regulation S-K. We note, for example, that you have provided executive compensation disclosure for Messrs. Despo and Rafferty, and that Mr. Despo is listed on your website as part of your management team. In addition, your disclosure on page 56 appears duplicative of the disclosure on page 16. Please advise.

Item 11. Executive Compensation, page 59

Compensation Discussion and Analysis, page 61

17. Please provide a more detailed discussion of the Incentive Plan, as well as why none of your named executive officers were awarded cash bonuses for fiscal 2010. See Item 402(m)(1) of Regulation S-K.

Exhibit Index, page 69

18.   GEOMC Co., Ltd. produces your Calmare pain therapy medical device, which was
        responsible for 97% of your revenue in fiscal 2010. Please tell us whether you have any
        agreements with GEOMC; and if you have any agreements with GEOMC, please tell us
        how you determined that you are not required to file any such agreements as exhibits.
        See Item 601(b)(10) of Regulation S-K. Alternatively, file any such contract as an
        exhibit and revise your disclosure to provide a description of the material terms of any
        agreement. See Item 101(h)(4)(v) of Regulation S-K. If you do not have any agreements
        with GEOMC, please tell us how you considered including disclosure discussing the
        potential risks, given the significance of the business relationship.

Signatures

19.   We note that Mr. Johnson has solely signed the Form 10-K on behalf of the company,
        and not in his individual capacity as principal executive officer and principal financial
        officer. Furthermore, you did not identify the person signing the annual report on
        Form 10-K in the capacity of controller or principal accounting officer. See paragraph
        2(a) of General Instruction D to Form 10-K. Note that any person who occupies more
        than one of the specified positions must indicate each capacity in which he or she signs
        the report. See paragraph 2(b) of General Instruction D to Form 10-K. Please revise, as
        appropriate, in your amended Form 10-K.

Exhibit 31.1

20.   The certifications may not be changed in any respect from the language of
        Item 601(b)(31) of Regulation S-K, even if the change would appear to be
        inconsequential in nature. See Section II.B.4 of SEC Release No. 33-8124. We note that
        you have made the following changes to the certifications filed with your annual report
        on Form 10-K and your quarterly report on Form 10-Q for the quarter ended October 31,
        2010:

        •   Included the certifying officer's titles in the introductory sentence;
        •   Replaced the word "registrant" throughout, with the defined term "Company;"
        •   Deleted the language pertaining to internal control over financial reporting from
                paragraph 4; and
        •   Labeled what should be paragraph "4(b)" paragraph "4(d)."

        Please file an amended Form 10-K and Form 10-Q with certifications containing the
        exact language required by Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended October 31, 2010

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 13

Overview, page 13

21.   We note your December 13, 2010 and December 15, 2010 press releases posted on your website in which you announced that you are expected to be profitable throughout calendar year 2011, and that sales contracts for the Calmare pain therapy medical device have continued to increase. Please tell us what consideration you gave to justifying these statements in your Form 10-Q in light of your historical operating results and going concern disclosure. In this regard, we note from your discussion of the change in revenue that you had no foreign sales of the Calmare pain therapy medical devices in the quarter ended October 31, 2010. In addition, you indicate on page 16 that your ongoing reduction in operating expenses is expected to reduce costs by $1.5 million annually, but you reported a net loss of $2.7 million for the fiscal year ended July 31, 2010. Ensure that you disclose currently known trends, events and uncertainties that are reasonably expected to have a material impact on your liquidity, capital resources and/or results of operations.

Item 4. Controls and Procedures, page 17

Evaluation of Disclosure Controls and Procedures, page 17

22.   We note your statement that management concluded that your disclosure controls and procedures, "except as noted below," were effective as of October 31, 2010. Given that you have not listed any exceptions, it is unclear whether your principal executive officer/principal financial officer concluded that your disclosure controls and procedures are effective. Please advise.

Form 8-Ks on September 13, 2010 and December 15, 2010

23.   It appears that your current reports on Form 8-K filed on September 13, 2010 and December 15, 2010 were filed more than four business days after the triggering event. See General Instruction B.1 to Form 8-K. Please advise.

December 13, 2010 and December 15, 2010 Press Releases

24.   We note the December 13, 2010 and December 15, 2010 press releases posted on your website in which you announced that you expected to be profitable throughout calendar year 2011, and that sales contracts for the Calmare pain therapy medical device have continued to increase. In your response letter, please provide us with your legal analysis

supporting your apparent conclusion that you were not required to file an Item 2.02 Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Walsh, Staff Accountant at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Evan S. Jacobson, Staff Attorney, at (202) 551-3428 or Mark P. Shuman, Branch Chief – Legal at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief